SECUR 11019673 SION

Washington, D.C. 20549

MAR 01 2011 — SEC Mail Processing Section — Washington, DC 211

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SEC FILE NUMBER
8- 47077

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PDQ, ATS, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2624 Patriot Blvd.
(No. and Street)

Glenview	IL	60026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward O'Malley (224) 521-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward O'Malley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PDQ ATS, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
Justin Thomas
Notary Public, State of Illinois
My Commission Expires Feb. 9, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PDQ ATS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 198,752
Receivable from broker/dealers	919,718
Other	14,642
TOTAL ASSETS	$1,133,112

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 642,303
Related party payable	138,858
Total Liabilities	$ 781,161
Shareholders' Equity	
Common stock, $.01 par value; 20,000 shares authorized, 1,000 shares issued and outstanding	$ 10
Additional paid-in capital	1,496,299
Retained earnings (deficit)	(1,144,358)
Total Shareholders' Equity	$ 351,951
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,133,112

The accompanying notes are an integral part of this financial statement.

PDQ ATS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization – PDQ ATS, Inc. (the "Company") was incorporated in the state of Connecticut on October 22, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is supplying transactional services through an alternative trading system.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - CLEARING AGREEMENT

In December 2009, the Company entered into an agreement with a broker/dealer (Clearing Broker/dealer) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/dealer on behalf of the Company. The Company is required to maintain a $250,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement. The initial term of this agreement is three years and will automatically renew for successive one year terms unless written notification is provided 90 days prior to renewal date. Should the Company elect to terminate the agreement before the end of the initial term or before the appropriate time of successive terms, the Company will pay a penalty of $25,000.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2010, the Company had net capital and a net capital requirement of $126,029 and $52,077 respectively. The ratio of aggregate indebtedness to net capital was 620%.

NOTE 5 - OCCUPANCY LEASE

The Company has entered into a noncancellable lease agreement for office space that expires January 14, 2012. The landlord is affiliated with the Company. The total expenditure for office space for the year ended December 31, 2010 was $12,000. Future minimum lease payments for the lease, exclusive of additional payments which may be required, for the year ended December 31, 2011 is $12,000.

NOTE 6 - RELATED PARTY TRANSACTIONS

Through common ownership and management the Company is affiliated with PDQ Enterprises, LLC (Enterprises). Pursuant to a written agreement between the Company and Enterprises, the Company is to reimburse Enterprises for certain expenses it incurs on the Company's behalf. Expenses incurred pursuant to the agreement for the year ended December 31, 2010 were $466,064 and are as follows:

Expenses	Amount
Compensation and related expenses	$ 461,554
Other	4,510
Total	$ 466,064

The Company has a license agreement with Enterprises for the use of certain software and the related documentation. Pursuant to terms of the agreement, the Company has agreed to pay quarterly license fees of $5,000. For the year ended December 31, 2010, the Company has incurred expenses totaling $20,000 relating to this agreement. At December 31, 2010, the Company owed Enterprises $138,858.

In addition, through common ownership, the Company is affiliated with its former Clearing Broker/dealer and with its landlord. Expenses incurred during the year ended December 31, 2010 relating to these related party agreements were $117,833 for the clearing agreement and $12,000 for the occupancy lease. On December 31, 2010, the Company had on deposit $4,583 with the Clearing Broker/dealer and $1,000 on deposit for the occupancy lease agreement.

NOTE 7 - NET OPERATING LOSS CARRYFORWARD

The Company has yet unused a net operating loss carryforward of approximately $856,573, which begins to expire in 2023.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2007.

PDQ ATS, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
PDQ ATS, Inc.

We have audited the accompanying statement of financial condition of PDQ ATS, Inc. as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PDQ ATS, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 8, 2011

PDQ ATS, INC.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2010

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
PDQ ATS, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by PDQ ATS, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating PDQ ATS, Inc.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). PDQ ATS, Inc.'s management is responsible for PDQ ATS, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the trial balance and the general ledger detail, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance and general ledger detail, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 8, 2011

PDQ ATS, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2010

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 4,082
Less Payments Made:			
	Date Paid	Amount	
	07-27-2010	$ 562	
			562
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ 3,520
Payment made with Form SIPC 7			$ 3,520

See Accountant's Report

PDQ ATS, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2010

Total revenue	$ 2,138,945
Additions:	
None	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	506,098
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	0
40% of interest earned on customers securities accounts	0
Other	0
Total deductions	$ 506,098
SIPC NET OPERATING REVENUES	$ 1,632,847
GENERAL ASSESSMENT @ .0025	$ 4,082

See Accountant's Report